Exhibit 99.1

NEWS RELEASE

YAMANA GOLD REPORTS FIRST QUARTER 2010 RESULTS

-Continued production, revenues, earnings and cash flow growth-

TORONTO, ONTARIO, May 3, 2010 ─ YAMANA GOLD INC. (TSX:YRI; NYSE:AUY; LSE:YAU) today announced its financial and operating results for the first quarter ended March 31, 2010.  All dollar amounts are expressed in United States Dollars unless otherwise specified.

FIRST QUARTER HIGHLIGHTS

Financial and Operating Highlights

Highlights for the three-month period ended March 31, 2010 include:

•	Total production from continuing operations of 239,838 gold equivalent ounces (GEO)
•	Cash costs(1) from continuing operations, excluding Alumbrera, of $161 per GEO
•	Revenues of $346.3 million
•	Mine operating earnings of $129.9 million
•	Net earnings of $79.5 million
•	Adjusted earnings(1) of $73.2 million or $0.10 per share
For the three months ended March 31,
(In millions of United States Dollars except per share amounts)	2010
Net earnings	$79.5
Non-cash unrealized foreign exchange gains	(5.7)
Non-cash unrealized gains on derivatives	(4.6)
Non-recurring business acquisition costs	0.8
Stock-based and other compensation	5.6
Future income tax recovery on translation of intercompany debt	(3.8)
Other non-recurring loss	1.1
Adjusted Earnings before income tax effects	73.0
Income tax effect of adjustments	0.2
Adjusted Earnings	$73.2
Adjusted Earnings per share	$0.10

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

•
Cash flows from continuing operations after changes in non-cash working capital items of $125.7 million or $0.17 per share and from continuing operations before changes in non-cash working capital items(1) of $137.8 million or $0.19 per share.

Development, Exploration and Corporate Highlights

Highlights for the three-month period ended March 31, 2010 include:

•	Completed basic engineering and advanced mine development at Mercedes. Mine construction is expected to begin in May 2010 with production expected to start-up in 2012.
•	Completed basic engineering and advanced detailed engineering at C1 Santa Luz. Mine construction is expected to begin in 2010 with production start-up in 2012.
•
Undertook optimization initiatives at Agua Rica and received an updated mine plan prepared by an independent engineering consulting firm, which includes a new mineral reserve estimate containing approximately 10 percent more copper and 12 percent more gold than previously reported.

•	Made a construction decision for the development of Ernesto/Pau-a-Pique for start-up in 2012.
•	Provided a new strategic plan for the optimization of El Peñón and announced the discovery of a new high grade gold and silver vein system, Pampa Augusta Victoria.

 “We remain committed to sustainable production which will initially be at a level of approximately 1.1 million GEO and increase from that point,” said Yamana’s chairman and chief executive officer, Peter Marrone. “Our focus has been on ensuring operational reliability from existing mines although also from future operations from mines now in development.  The first quarter demonstrated our continued commitment and focus in these matters. We have three development stage projects now in progress, two optimization strategies being evaluated, an exploration program which is expected to deliver strong results this year and further cash flow growth anticipated in 2010.  2010 is expected to be a significant year of achievement for Yamana.”

FINANCIAL AND OPERATING SUMMARY

Revenues for the three-month period ended March 31, 2010 were $346.3 million, representing a 62 percent increase from the previous year.

Mine operating earnings for the three-month period ended March 31, 2010 were $129.9 million, representing a 99 percent increase from the previous year.

Adjusted earnings for the three-month period ended March 31, 2010 were $73.2 million, or $0.10 per share, representing a 13 percent increase from the previous year. Net earnings for the three-month period ended March 31, 2010 were $79.5 million.

Cash flows from continuing operations after changes in non-cash working capital items for the three-month period ended March 31, 2010 were $125.7 million, or $0.17 per share, representing a 121 percent increase from the previous year. Cash flows from continuing operations before changes in non-cash working capital items for the three-month period ended March 31, 2010 were $137.8 million, or $0.19 per share, representing a 103 percent increase from the previous year.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

Cash and cash equivalents as at March 31, 2010 were $222.0 million.

Total production from continuing operations for the three-month period ended March 31, 2010 was 239,838 GEO (comprised of 190,666 ounces of gold and 2.7 million ounces of silver) representing a six percent increase from the previous year.  Production is expected to ramp up quarter-over-quarter throughout the year similar to trends in 2009.  Consistent with this trend of increased production, April production exceeded average monthly production in the first quarter and provides further confidence in production guidance for 2010.

Mine	Q1 2010
Chapada	27,794
El Peñón	108,437
Gualcamayo	29,462
Jacobina	25,022
Minera Florida	20,630
Fazenda Brasileiro	14,738
Alumbrera (12.5%)	13,755
Total	239,838

Production is on track to achieve annual guidance of 1,030,000 to 1,145,000 GEO.

Cash costs from continuing operations, excluding Alumbrera, for the three-month period ended March 31, 2010 were $161 per GEO.  Cash costs are expected to decline quarter-over-quarter throughout the year as production ramps up, similar to trends in 2009.

Gross margin(1) per GEO sold for the three-month period ended March 31, 2010 was $842 per GEO, representing a 67 percent increase from the previous year.

 “The first quarter exhibited significant growth from last year,” said Chuck Main, Yamana’s executive vice president, finance and chief financial officer.  “This sets the stage for solid results for the remainder of the year.  We have a healthy cash balance and robust cash flow which is expected to experience further growth this year as we receive the full benefit from a full year of commercial production at Gualcamayo and the benefit of higher levels of production from El Peñón.”

Chapada, Brazil
Production at Chapada was 27,794 ounces in the first quarter. Mine operations in the first quarter would normally be expected to be lower than in subsequent quarters as a result of the rainy season.  In the first quarter, the Company also began operating the new fleet of large trucks.  Production in the second and third quarters of 2010 is expected to be at higher levels as the rainy season dissipates similar to trends seen in 2009.  Production expectations for the year remain consistent with previous guidance. Optimizations continue in the first quarter and are scheduled to increase throughput to up to 22 million tonnes per year before 2012.

El Peñón, Chile
El Peñón produced 108,437 GEO in the first quarter, with throughput increases resulting from plant upgrades completed in the fourth quarter.   During the quarter, Yamana also completed the transition to owner-mining.  Production in 2010 is expected to remain in the range of the first quarter with modest variations quarter-over-quarter although costs are expected to improve as efficiencies derived from owner-mining are recognized.  Production expectations for the year remain consistent with previous guidance. Yamana continues to evaluate further optimization strategies at El Peñón to increase production from current levels.  Recent plant expansions and resource contributions from the newly discovered high grade vein systems, Pampa Augusta Victoria, will further support this objective.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

Gualcamayo, Argentina
Production at Gualcamayo was 29,462 ounces in the first quarter. Both tonnage and grade are expected to increase throughout the year. Production expectations for the year remain consistent with previous guidance.

Jacobina, Brazil
Production at Jacobina was 25,022 ounces in the first quarter. The Company remains focused on improving dilution and recovery as well as improving equipment availability and maintenance to better manage costs.  Production expectations for the year remain consistent with previous guidance.  The Company also remains focused on exploring, discovering and developing higher grade areas including Canavieiras. Exploration efforts will also be focused on the new discovery, Lagartixa, which exhibits substantially higher grade than the current mineral reserve grade at Jacobina.

Minera Florida, Chile
Production at Minera Florida was 20,630 GEO in the first quarter and was impacted by the earthquake which occurred on February 27.  Processing resumed in the second half of March and essentially reached full capacity in the end of March. Production expectations for the year remain consistent with previous guidance. Yamana continues to advance its tailings reprocessing project at Minera Florida, which is expected to add an additional 40,000 GEO beginning in 2012.

Fazenda Brasileiro, Brazil
Production at Fazenda Brasileiro was 14,738 ounces of gold.  Production expectations for the year remain consistent with previous guidance although there will be variations quarter-over-quarter. As Fazenda Brasileiro reaches the end of its known mine life, based on mineral reserves, exploration efforts continue to focus on the two newly discovered areas, CLX2 and Lagoa do Gato, which Yamana believes represent significant potential to increase the mine life.

DEVELOPMENT UPDATE

C1 Santa Luz, Brazil
Yamana continues to conduct development work at C1 Santa Luz. Basic engineering has been completed and detailed engineering is advancing.  Permitting and the start-up of construction are expected in 2010 with production expected to commence in 2012.  During the permitting period, Yamana has undertaken a program to conduct pilot plant tests on metallurgy and recoveries to ensure operational reliability once operations begin.

Mercedes, Mexico
Yamana continues to conduct development work at Mercedes.  Basic engineering and advanced mine development has been completed and exploration results continue to confirm Mercedes’ high geological potential.  The Company has purchased key lead time items and construction is expected to begin in May 2010 with production expected to commence in 2012.

Ernesto/Pau-a-Pique, Brazil
Yamana made a construction decision earlier this year for the development of Ernesto/Pau-a-Pique based on positive feasibility results. Yamana continues to conduct basic engineering and develop an exploration tunnel to facilitate drilling in deeper areas where there are further mineral resources.  The Company also continues to conduct additional tests on metallurgy and recoveries.  Permitting is underway and construction is expected to begin in 2010 with production start-up targeted for 2012.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

Agua Rica, Argentina
The Company continues to advance its Agua Rica project and, as part of these initiatives, most recently the Company received an updated mine plan for Agua Rica prepared by an independent engineering consulting firm.  Under the revised mine plan the project would deliver 870 million tonnes of ore over an estimated mine life of 26.5 years and the new estimate for mineral reserves, which contain approximately 10% more copper and 12% more gold than previously reported and which forms the basis for the new mine plan, is summarized as follows:

	Tonnes (000s)	Cu Grade (%)	Au Grade (g/t)	Mo Grade (%)	Ag Grade (g/t)
Proven	380,236	0.569	0.257	0.032	3.91
Probable	489,301	0.440	0.213	0.030	3.52
Total proven and probable mineral reserves	869,537	0.496	0.232	0.031	3.69

This reserve estimate is based on $2.25 / lb Cu, $825 / oz gold, $12 / lb Mo and $14 / oz Ag and contains 9.5 billion pounds of copper, 6.5 million ounces of gold, 595 million pounds of molybdenum and 103 million ounces of silver.

Average annual production over the project mine life is summarized as follows:

	Time Frame
	5 Years	10 Years	LOM

Copper (mm lbs/yr)	419	370	306
Gold - (000s oz/yr)	140	148	129
Molybdenum - (mm lbs/yr)	15.2	13.9	15.3
Silver - (000s oz/yr)	1,987	2,605	2,513

Other optimization initiatives remain under review.  These include but are not limited to the following:

1.	Alternative concentrate transport logistics (eg. trucking and rail versus pipeline);
2.	Paste versus filtered tailings disposal;
3.	Alternative waste disposal logistics and scheduling;
4.	Two tunnels - one for ore and one for waste versus to one large tunnel for both;
5.	Alternative access routes to the mine;
6.	Rhenium as a source of by-product credits; and
7.	Optimization of grinding requirements

In addition, Yamana will determine further improvements in assumed gold and molybdenum recoveries in particular. Actual gold recoveries at comparable porphyry operations are significantly in excess of the assumed gold recoveries for Agua Rica. Metallurgical testwork for copper had been significantly more advanced than testwork for recoveries of other metals in the prior feasibility study and the Company intends to conduct further metallurgical testwork to increase gold and molybdenum recoveries.  Any additional gold production from these tests is not yet included in the mine plan.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

Agua Rica is an exceptional development stage project offering significant value and the Company is working towards a formal construction decision for the project.  Work continues on the preparation of a full update to the prior feasibility study which will incorporate the recently completed mine plan update and all other optimization initiatives as appropriate.

Overview of Financial Results

The following table presents a summary of financial and operating information for the three months ended March 31, 2010:

(in thousands of United States Dollars except for shares and per share amounts; unaudited)	March 31, 2010

Revenues	$346,341
Cost of sales excluding depletion, depreciation and amortization	(145,143)
Depletion, depreciation and amortization	(69,707)
Accretion of asset retirement obligations	(1,580)
Mine operating earnings	129,911
Expenses
General and administrative	(24,042)
Exploration	(6,758)
Other	(3,725)
Operating earnings	95,386
Other business and interest expenses	(15,946)
Foreign exchange gain	3,689
Realized loss on derivatives	(5,230)
Unrealized gain on derivatives	4,586
Earnings from continuing operations before income taxes, equity earnings and extraordinary items	82,485
Income tax expense	(21,950)
Equity earnings from Minera Alumbrera	11,652
Earnings from continuing operations	72,187
Earnings from discontinued operations	7,352
Net earnings	$79,539
Earnings Adjustments:
Non-cash unrealized foreign exchange gains	(5,755)
Non-cash unrealized gains on derivatives	(4,586)
Non-recurring business acquisition costs	822
Stock-based and other compensation	5,583
Future income tax recovery on translation of intercompany debt	(3,772)
Other non-recurring loss	1,144
Adjusted earnings before income tax effects	72,975
Income tax effect of adjustments	231
Adjusted Earnings	$73,206
Basic earnings per share	$0.11
Diluted earnings per share	$0.11
Adjusted Earnings per share	$0.10
Cash flow from operations (after changes in non-cash working capital items)	$125,671
Cash flow from operations (before changes in non-cash working capital items)	$137,830
Capital expenditures	$126,445
Cash and cash equivalents (end of period)	$221,983
Average realized gold price per ounce	$1,114
Average realized silver price per ounce	$17.07
Chapada average realized copper price per pound	$3.25
Gold sales (ounces)	197,598
Silver sales (millions of ounces)	2.7
Chapada payable copper contained in concentrate sales (millions of lbs)	29.1

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

Further details of the 2010 first quarter results can be found in the Company’s unaudited Management’s Discussion and Analysis and Interim Consolidated Financial Statements at www.yamana.com, in the “Investors” section under “Financial and Corporate Reports”, or at www.sedar.com under the Company’s profile.

OUTLOOK AND STRATEGY
The Company continues to adhere to its key commitments to sustainable production, stability of jurisdictions, disciplined growth and industry low cash costs, which underlie Yamana’s success in the past year.

The Company is committed to a sustainable production platform of approximately 1.1 million gold GEO mainly from its six producing mines: Chapada, Jacobina and Fazenda Brasileiro located in Brazil, El Peñón and Minera Florida in Chile, and Gualcamayo in Argentina. Production is expected to be in the range of 1.030 million GEO to 1.145 million GEO in 2010 consistent with previous guidance. Copper production is expected to be in excess of 150 million pounds in 2010 consistent with previous guidance. Cumulatively, the above operating mines provide the Company with robust, long-life production at the projected levels. The Company’s approach to sustainability, which is broader than consistent production levels, includes the adherence to best practices and international policies for health and safety, environment and community relations. The Company’s focus on and initiatives in creating strong community relations and support systems, energy management, improvement of water quality and availability, in addition to quality of life, are all important elements of its commitment to sustainability.

The Company remains committed to operating in comparatively stable jurisdictions, preferably where there is an established mining culture and tradition. Yamana remains focused on the Americas, with production coming from operating mines in Brazil, Chile and Argentina, and with a reach soon into Mexico where the Mercedes project is expected to begin construction in May 2010. The Company is also active on the exploration front in Colombia.

The Company’s well defined development stage and exploration projects, in addition to further value-enhancing opportunities, provide the Company with a superior organic growth profile and value proposition. Production growth will come from the Company’s development stage projects: C1 Santa Luz, Mercedes, Ernesto/Pau-a-Pique, and from a tailings reprocessing project at the Minera Florida mine. Production would initially increase by an additional 400,000 GEO annually at cash costs consistent with the current cost and operating structure. Production is expected to ramp up substantially in 2012 to approximately 1.3 million GEO as these projects commence operations, with production by the end of 2012 expected to be at an annual run rate of approximately 1.5 million GEO, which represents a 46 percent increase in production from 2009.

Further growth is expected from other pending projects, which include QDD Lower West which will add to production at the Gualcamayo mine in Argentina, along with Pilar and Caiamar, both of which are in Brazil close to the Chapada mine. These projects are expected to increase the Company’s production level. Exploration successes and the development of Agua Rica are also expected to further supplement long-term growth of the Company.  Agua Rica is an exceptional stand-alone project offering significant value and the Company is working towards a formal construction decision for the project. Work continues on the preparation of a full update to the prior feasibility study which will incorporate the recently completed mine plan update, revised capital cost estimates and all other optimization initiatives as appropriate.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

NON-GAAP MEASURES
The Company has included certain non-GAAP measures including “By-product cash costs per gold equivalent ounce”, “Adjusted Earnings or Loss and Adjusted Earnings or Loss per share”, “Cash flows from operations before changes in non-cash working capital” or “Cash flows from operating activities before changes in non-cash working capital per share” and “Gross margin” to supplement its financial statements, which are presented in accordance with Canadian GAAP.

The Company believes that these measures, together with measures determined in accordance with Canadian GAAP, provide investors with an improved ability to evaluate the underlying performance of the Company.  Non-GAAP measures do not have any standardized meaning prescribed under Canadian GAAP, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with Canadian GAAP.

RECONCILIATION OF NON-GAAP MEASURES

By-product Cash Costs
The Company has included cash costs per GEO information because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with Canadian GAAP do not fully illustrate the ability of its operating mines to generate cash flows. The measures are not necessarily indicative of operating profit or cash flows from operations as determined under Canadian GAAP. Cash costs per GEO are determined in accordance with the Gold Institute’s Production Cost Standard and are calculated on a co-product and by-product basis. Cash costs on a by-product basis are computed by deducting copper by-product revenues from the calculation of co-product cash costs of production per GEO. Cash costs on a co-product basis are computed by allocating operating cash costs separately to metals (gold and copper) based on an estimated or assumed ratio.  Cash costs per GEO are calculated on a weighted average basis.

Reconciliation of cost of sales per the financial statements to by-product cash costs per GEO produced from continuing operations:

	In thousands of		United States Dollars
GEO	United States Dollars		per GEO
For the three months ended March 31,	2010	2009	2010	2009
Cost of sales (i)	$145,143	$102,032	$642	$540
Adjustments:
Chapada treatment and refining costs related to gold and copper	5,863	8,847	26	47
Inventory movements and adjustments	(10,757)	(6,363)	(48)	(34)
Commercial selling costs	(5,182)	(5,593)	(23)	(30)
Chapada copper revenue including copper pricing adjustment	(98,650)	(21,567)	(436)	(114)
Total GEO by-product cash costs (excluding Alumbrera)	$36,417	$77,356	$161	$409
Mineral Alumbrera (12.5% interest) by-product cash costs	(15,708)	(4,456)	(1,142)	(283)
Total GEO by-product cash costs (i)	$20,709	$72,900	$86	$356
Commercial GEO produced excluding Alumbrera	226,083	189,293
Commercial GEO produced including Alumbrera	239,838	205,038

(i)	Cost of sales includes non-cash items including the impact of the movement in inventory.
(ii)	Amortization and inventory purchase accounting adjustments are excluded from both total cash costs and cost of sales.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

Adjusted Earnings or Loss and Adjusted Earnings or Loss per share
The Company uses the financial measures “Adjusted Earnings or Loss” and “Adjusted Earnings or Loss per share” to supplement information in its consolidated financial statements. The Company believes that in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors and analysts use this information to evaluate the Company’s performance. The presentation of adjusted measures are not meant to be a substitute for net earnings or loss or net earnings or loss per share presented in accordance with GAAP, but rather should be evaluated in conjunction with such GAAP measures. Adjusted Earnings or Loss and Adjusted Earnings or Loss per share are calculated as net earnings excluding (a) stock-based compensation, (b) foreign exchange (gains) losses, (c) unrealized (gains) losses on commodity derivatives, (d) impairment losses, (e) future income tax expense (recovery) on the translation of foreign currency inter-corporate debt, and (f) write-down of investments and other assets and any other non-recurring adjustments. Non-recurring adjustments from unusual and extraordinary events or circumstances, such as the unprecedented volatility of copper prices in the fourth quarter of 2008, are reviewed from time to time based on materiality and the nature of the event or circumstance. Earnings adjustments reflect both continuing and discontinued operations.

The terms “Adjusted Earnings (Loss)” and “Adjusted Earnings (Loss) per share” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. Management believes that the presentation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share provide useful information to investors because they exclude non-cash and other charges and are a better indication of the Company’s profitability from operations. The items excluded from the computation of Adjusted Earnings or Loss and Adjusted Earnings or Loss per share, which are otherwise included in the determination of net earnings or loss and net earnings or loss per share prepared in accordance with Canadian GAAP, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability. A reconciliation of Adjusted Earnings to net earnings is provided on page one of this press release.

Cash Flows From Continuing Operations  Before Changes in Non-Cash Working Capital
The Company uses the financial measure “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” to supplement its consolidated financial statements. The presentation of cash flows from operations before changes in non-cash working capital is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Cash flows from operations before changes in non-cash working capital excludes the non-cash movement from period to period in working capital items including accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

The terms “cash flows from operations before changes in non-cash working capital” or “cash flows from operating activities before changes in non-cash working capital” do not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions are unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flows from operations before changes in non-cash working capital provides useful information to investors because it excludes the non-cash movement in working capital items and is a better indication of the Company’s cash flows from operations and considered to be meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that a conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of cash flows from operation before changes in non-cash working capital:

	Three months ended
In thousands of United States Dollars	March 31, 2010	March 31, 2009

Cash flows from operating activities of continuing operations	$125,671	$56,746
Adjustments:
Net change in non-cash working capital	12,159	11,272

Cash flows from operating activities of continuing operations before changes in non-cash working capital	$137,830	$68,018

Cash flow per share
The Company uses the financial measure “cash flow per share”  The presentation of cash flow per share is not meant to be a substitute for cash flows from operations or cash flows from operating activities presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. “Cash flow per share” is calculated as “cash flows from operations after changes in non-cash working capital” divided by the weighted average number of shares outstanding and/or as “cash flows from operating activities before changes in non-cash working capital” (Non-GAAP measure) divided by the weighted average number of shares outstanding for the period.

The term “cash flow per share” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definition is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of cash flow per share provides useful information to investors because it presents cash flows from operations on a per share basis and is useful information to investors in evaluating the Company’s past financial performance or future prospects in its ability to generate cash flows.

The table below presents the calculation of cash flow per share:
	Three months ended
In millions of United States Dollars	March 31, 2010	March 31, 2009
Cash flows from continuing operations after changes in non-cash working capital	$125.7	$56.8
Cash flows from continuing operations before changes in non-cash working capital	$137.8	$68.0
Weighted average number of shares outstanding	737	733
Cash flows from continuing operations after changes in non-cash working capital per share	$0.17	$0.08
Cash flows from continuing operations before changes in non-cash working capital per share	$0.19	$0.09

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

Gross margin
The Company uses the financial measure “gross margin” to supplement its consolidated financial statements. The presentation of gross margin is not meant to be a substitute for net earnings presented in accordance with Canadian GAAP, but rather should be evaluated in conjunction with such Canadian GAAP measures. Gross margin represent the amount of revenues in excess of cost of sales. It may be expressed in terms of percentage of revenues, both in total amount or on a per GEO basis.

The terms “gross margin” does not have a standardized meaning prescribed by Canadian GAAP, and therefore the Company’s definitions is unlikely to be comparable to similar measures presented by other companies. The Company’s management believes that the presentation of gross margin provides useful information to investors because it excludes the non-cash operating cost items such as depreciation, depletion and amortization and accretion for asset retirement obligations and considers this non-GAAP measure meaningful in evaluating the Company’s past financial performance or the future prospects. The Company believes that conventional measure of performance prepared in accordance with Canadian GAAP does not fully illustrate the ability of its operating mines to generate cash flows.

The following table provides a reconciliation of gross margin:

	Three months ended
	March 31, 2010	March 31, 2009

Revenues	$346,341	$213,600

Cost of sales excluding depletion, depreciation and amortization	(145,143)	(102,032)

Gross Margin	$201,198	$111,568
Gross Margin as % of Revenues from continuing operations	58%	52%
GEO Sold (excluding Alumbrera)	239,069	222,008
Gross Margin per GEO Sold	$842	$503

FIRST QUARTER CONFERENCE CALL
A conference call and audio webcast is scheduled for May 4, 2010 at 11:00 a.m. E.T. to discuss 2010 first quarter results.

Q1 Conference Call Information:
Toll Free (North America):	888-231-8191
International:	647-427-7450
Participant Audio Webcast:	www.yamana.com

Q1 Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 63821038#
Replay Call:	416-849-0833, Passcode 63821038#
The conference call replay will be available from 12:15 p.m. ET on May 5, 2010 until 11:59 p.m. ET on May 19, 2010.

For further information on the conference call or audio webcast, please contact the Investor Relations Department or visit our website, www.yamana.com.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

ANALYST AND INVESTOR DAY NOTIFICATION
Yamana will be hosting its annual analyst and investor day on May 4th at 1:00  p.m. ET.  To access the audio webcast and download presentation slides for Yamana’s Analyst and Investor Day, please visit www.yamana.com.

ANNUAL MEETING OF SHAREHOLDERS
The Annual Meeting of Shareholders will take place on Wednesday, May 5, 2010 at 11:00 a.m. ET, and will be held at the Four Seasons Centre for the Performing Arts, located at 145 Queen Street West, Toronto, Ontario, Canada. The main entrance is located at the southeast corner of Queen Street West and University Avenue.

For those unable to attend the meeting in person, there are several listen-only alternatives listed below.

Via Telephone:

Toll Free (North America):	888-231-8191
International:	647-427-7450
Via Webcast:
Live Audio Webcast:	www.yamana.com
Conference Call REPLAY:

Toll Free Replay Call (North America):	800-642-1687, Passcode 63829307#
Replay Call:	416-849-0833, Passcode, 63829307#
The conference call replay will be available from 3:15 p.m. ET on May 5, 2010 until 11:59 p.m. ET on May 19, 2010.

Quality Assurance and Quality Control
Yamana incorporates a rigorous Quality Assurance and Quality Control program for all of its mines and exploration projects which conforms to industry Best Practices as outlined by the CSE and National Instrument 43-101.  This includes the use of independent third party laboratories and the use of professionally prepared standards and blanks and analysis of sample duplicates with a second independent laboratory.

Qualified Person
Evandro Cintra, P.Geo., Senior Vice President, Technical Services of Yamana Gold Inc. has reviewed and confirmed the scientific and technical information contained within this news release other than Agua Rica and serves as the Qualified Person as defined in National Instrument 43-101.

Qualified Person
Enrique Muñoz Gonzalez, MAusIMM of Metalica Consultores S.A. has reviewed and confirmed the data on Agua Rica contained within this news release and serves as the Qualified Person as defined in National Instrument 43-101.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

About Yamana

Yamana is a Canadian-based gold producer with significant gold production, gold development stage properties, exploration properties, and land positions in Brazil, Argentina, Chile, Mexico and Colombia. Yamana plans to continue to build on this base through existing operating mine expansions, throughput increases, development of new mines, the advancement of its exploration properties and by targeting other gold consolidation opportunities in the Americas.

FOR FURTHER INFORMATION PLEASE CONTACT:

Letitia Wong Director, Investor Relations (416) 815-0220 Email: investor@yamana.com www.yamana.com

MEDIA INQUIRIES:
Mansfield Communications Inc.
Hugh Mansfield
(416) 599-0024

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: This news release contains or incorporates by reference “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation.  Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking statements, including any information as to the Company’s strategy, plans or future financial or operating performance.  Forward-looking statements are characterized by words such as “plan,” “expect”, “budget”, “target”, “project”, “intend,” “believe”, “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur.  Forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.  These factors include the Company’s expectations in connection with the projects and exploration programs discussed herein being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating metal prices (such as gold, copper, silver and zinc), currency exchange rates (such as the Brazilian Real, the Chilean Peso and the Argentine Peso versus the United States Dollar), possible variations in ore grade or recovery rates, changes in the Company’s hedging program, changes in accounting policies, changes in the Company’s corporate resources, risk related to non-core mine dispositions, changes in project parameters as plans continue to be refined, changes in project development,  construction, production and commissioning time frames, risk related to joint venture operations, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, steel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, final pricing for concentrate sales, unanticipated results of future studies, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, limitations on insurance coverage and timing and possible outcome of pending litigation and labour disputes, as well as those risk factors discussed or referred to in the Company’s annual Management’s Discussion and Analysis and Annual Information Form for the year ended December 31, 2009 filed with the securities regulatory authorities in all provinces of Canada and available at www.sedar.com, and the Company’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law.  The reader is cautioned not to place undue reliance on forward-looking statements. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

1.
Cash costs per GEO, adjusted earnings, adjusted earnings per share, cash flows from operations before changes in non-cash working capital, cash flows from operations before changes in non-cash working capital per share and gross margin are non-GAAP measures. Reconciliation of non-GAAP measures is located on pages 8 to 11 of this press release. Cash costs are shown on a by-product basis.